SO 3/27/05

SECURITI 05039779)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credicorp Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Alhambra Plaza, Suite 1200
(No. and Street)

Coral Gables,	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Elena Perez 786-999-1613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 S. Biscayne Blvd., Suite 3900	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 04 2005 THOMSON FINANCIAL

SEC MAIL RECEIVED MAR 2005 WASH. D.C. 179 PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

OATH OR AFFIRMATION

I, Bruno Ghio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credicorp Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mr. Fernando Montero, Director of Credicorp Securities, Inc., is the beneficiary of ABM Trust, which has an account at Credicorp Securities, Inc.

Signature

Deputy General Manager
Title

Notary Public

NANCY BAYER
MY COMMISSION EXPIRES
August 11, 2006
#DD 108245
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Credicorp Securities, Inc.
Years Ended December 31, 2004 and 2003

0412-0599267

Credicorp Securities, Inc.

Financial Statements and
Supplemental Schedules

Years Ended December 31, 2004 and 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3900
200 South Biscayne Boulevard
Miami, Florida 33131-5313

Phone: (305) 358-4111
www.ey.com

Report of Independent Certified Public Accountants

The Board of Directors
Credicorp Securities, Inc.

We have audited the accompanying statements of financial condition of Credicorp Securities, Inc. (a wholly-owned subsidiary of Credicorp Limited) as of December 31, 2004 and 2003, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credicorp Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 21, 2005

0412-0599267

Creditcorp Securities, Inc.

Statements of Financial Condition

	December 31 2004	December 31 2003
Assets		
Cash	$ 401,990	$ 177,606
Restricted cash	100,000	100,000
Furniture, equipment and leasehold improvements	297,896	381,705
Prepaid expenses	9,611	15,986
Other assets	5,186	4,671
Accrued revenue	3,196	1,100
Total assets	$ 817,879	$ 681,068
Liabilities		
Accounts payable	12,000	12,593
Accrued expenses	10,233	7,580
Total liabilities	22,233	20,173
Stockholder's equity		
Capital stock	1,000	1,000
Paid in capital	1,499,000	1,499,000
Accumulated deficit	(704,354)	(839,105)
Total stockholder's equity	795,646	660,895
Total liabilities and stockholder's equity	$ 817,879	$ 681,068

See accompanying notes.

Creditcorp Securities, Inc.

Statements of Operations

	Years Ended December 31 2004	2003
Revenues:		
Commissions	$ **1,126,583**	$ 977,157
Investment advisory fees	**762,718**	576,000
Professional services fees	**155,208**	156,573
Total revenues	**2,044,509**	1,709,730
Expenses:		
Clearing charges	**98,934**	97,864
Professional development	**7,306**	9,834
Selling, general, and administrative	**150,000**	156,100
Insurance	**18,243**	28,005
Salaries and employee benefits	**1,173,195**	1,387,143
Professional service fees	**64,639**	219,147
Depreciation	**86,366**	77,443
Rent	**171,038**	190,394
Travel and entertainment	**29,078**	43,703
Communication expense	**84,460**	–
Other operating expenses	**34,745**	48,960
Total expenses	**1,918,004**	2,258,593
Income (loss) from operations	**126,505**	(548,863)
Other income (expense), net	**8,246**	(8,535)
Net income (loss) before income taxes	**134,751**	(557,398)
Income tax expense	–	–
Net income (loss)	$ 134,751	$ (557,398)

See accompanying notes.

Creditcorp Securities, Inc.

Statements of Stockholder's Equity

	Common Stock	Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2003	1,000	$ 999,000	$ (281,707)	$ 718,293
Capital contributions	–	500,000	–	500,000
Net loss	–	–	(557,398)	(557,398)
Balance, December 31, 2003	1,000	1,499,000	(839,105)	660,895
Net income	–	–	**134,751**	**134,751**
Balance, December 31, 2004	**1,000**	**$ 1,499,000**	**$ (704,354)**	**$ 795,646**

See accompanying notes.

Creditcorp Securities, Inc.

Statements of Cash Flows

	Years Ended December 31 2004	2003
Cash flows from operating activities		
Net income (loss)	**$ 134,751**	$ (557,398)
Adjustments to reconcile net income (loss) to net cash operating activities:		
Depreciation	**86,366**	77,443
(Increase) decrease in assets:		
Prepaid expenses	**6,375**	(15,986)
Other assets	**(515)**	2,000
Accrued revenue	**(2,096)**	(1,100)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	**2,060**	19,373
Net cash provided by (used in) operating activities	**226,941**	(475,668)
Cash flows from investing activities		
Leasehold improvements	**–**	(302,204)
Property and equipment	**(2,557)**	(153,594)
Net cash used in investing activities	**(2,557)**	(455,798)
Cash flows from financing activities		
Capital contributions	**–**	500,000
Net increase (decrease) in cash and cash equivalents	**224,384**	(431,466)
Cash and cash equivalents, beginning of year	**277,606**	709,072
Cash and cash equivalents, end of year	**$ 501,990**	$ 277,606
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	**$ 3,572**	$ 20,393

See accompanying notes.

1. General

Credicorp Securities, Inc. (the Company), was incorporated on September 28, 2001 originally as ASB Securities, Inc., and filed Articles of Amendment on June 19, 2002 to change its name to Credicorp Securities, Inc., a Florida corporation. The Company is a wholly-owned subsidiary of Credicorp Limited (the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company's activities are currently limited to sales of investment company shares, corporate equity securities, corporate debt securities, bonds, United States of America (United States or U.S.) government securities, and stocks. The Company's activities do not include the solicitation of sale of oil or gas interests, mortgages or receivables, municipal bonds, or variable life insurance or annuities. Additionally, the Company's activities do not currently include market making, underwriting, or the making of private placements. The Company may engage in discretionary account management for institutional clients. The Company clears all securities transactions through the Pershing LLP (Pershing). The Company is located in Coral Gables, Florida.

2. Summary of Significant Accounting Policies and Practices

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are based on accounting principles generally accepted in the United States of America.

Reclassifications

Certain reclassifications of the prior year financial statements have been made to conform to the current year presentation.

Security Transactions/Commissions

Security transactions and related commission revenues and expenses are recorded on a trade date basis.

2. Summary of Significant Accounting Policies and Practices (continued)

Restricted Cash

Restricted cash consists of a fixed deposit required by the Company's clearing organization, Pershing, in the amount of $100,000. Pershing requires a clearing deposit upon which the Company receives interest at the 90-day Treasury Bill rate.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging up to five years.

Income Taxes

The Company accounts for taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires the application of the liability method of accounting for income taxes. Under the liability method, statement of financial condition amounts of deferred income taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements. Recognition of deferred tax asset amounts and related valuation allowances are based on management's belief as to whether it is more likely than not that the tax benefit associated with certain temporary differences will be realized. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

Investment Advisory Fees and Professional Services Fees

The Company has an annual agreement with a related party, which expires each December 31 and automatically renews for one year period. The purpose of the agreement is to provide professional and investment advisory fees. Fees under this agreement are recorded as earned by the Company at the time services are provided.

2. Summary of Significant Accounting Policies and Practices (continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization, as of December 31, 2004 and 2003 are as follows:

	December 31	
	2004	**2003**
Leasehold improvements	**$ 302,204**	$ 302,204
Computer equipment	**15,166**	9,259
Furniture and office equipment	**144,335**	147,685
	461,705	459,148
Less accumulated depreciation and amortization	**(163,809)**	(77,443)
Furniture, equipment and leasehold improvements, net	**$ 297,896**	$ 381,705

For the years ended December 31, 2004 and 2003, depreciation and amortization expense amounted to $86,366 and $77,443 respectively.

4. Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax asset at December 31, 2004 and 2003 are as follows:

	December 31	
	2004	**2003**
Deferred tax asset:		
Net operating loss carry forward	**$ 164,412**	$ 233,899
Tax exceeds book intangible asset value	**61,896**	87,892
Fixed asset value	**34,343**	–
Less valuation allowance	**(260,651)**	(321,791)
Net deferred tax asset	**$ –**	$ –

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on these criteria, management has decided to place a full valuation allowance against deferred tax assets as of December 31, 2004 and 2003.

At December 31, 2004 and 2003, the Company has a net operating loss carry forward of $436,918, and $556,138, respectively, December 2003 will begin to expire in 2023.

5. Leases

The Company subleases office space from an affiliated company, Banco de Credito del Peru-Miami Agency. Rental expense for all operating leases was $171,038 and $190,394 for the years ended December 31, 2004 and 2003, respectively. The sublease expires on December 31, 2013. The aggregate minimum lease payments under the all operating leases as of December 31, 2004 are as follows:

2005	$ 172,222
2006	177,393
2007	182,712
2008	188,179
2009	193,842
Thereafter	405,315
	$ 1,319,663

6. Related Party Transactions

In the normal course of business, the Company conducts transactions with related institutions. The significant related party amounts included in the accompanying financial statements as of and for the years ended December 31, 2004 and 2003 respectively are as follows:

	December 31	
	2004	**2003**
Transactions included in the statements of operations:		
Commissions	**$ 1,049,284**	$ 874,357
Investment advisory fees	**761,500**	576,000
Professional services fees	**153,383**	156,573
Clearing charges	**(93,987)**	(58,691)
Rent	**171,038**	190,394
Transactions included in the statement of cash flows:		
Capital contributions	**$ –**	$ 500,000

7. Net Capital Requirements

Credicorp Securities, Inc. is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004 and 2003 Credicorp Securities, Inc. had net capital of $480,272 and $257,433, which was $430,272 and $207,433, in excess of its required net capital of $50,000, and a ratio of aggregate indebtedness to net capital of 0.05 and 0.08 to 1, respectively.

Supplemental Information

Creditcorp Securities, Inc.

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

	Years Ended December 31			
	2004		2003	
	(In Thousands)			
Computation of net capital				
Total stockholder's equity	**$**	**795,646**	$	660,895
Nonallowable assets:				
Furniture, equipment, and leasehold improvements		**297,896**		381,705
Prepaid expenses and other assets		**9,611**		15,986
Artwork (included in Other assets)		**4,671**		4,671
Accrued revenue		**3,196**		1,100
Net capital	**$**	**480,272**	$	257,433
Computation of basic net capital requirements				
Minimum net capital required (1/8 of aggregate indebtedness)	**$**	**2,779**	$	2,522
Minimum dollar net capital requirement	**$**	**50,000**	$	50,000
Net capital requirement (greater of above amounts)	**$**	**50,000**	$	50,000
Excess net capital	**$**	**430,272**	$	207,433
Excess net at 1000% (net capital less 10% of aggregate indebtedness)	**$**	**478,049**	$	255,416
Computation of aggregate indebtedness				
Total liabilities from the statement of financial condition	**$**	**22,233**	$	20,173
Total aggregate indebtedness	**$**	**22,233**	$	20,173
Percentage of aggregate indebtedness to net capital		**5%**		8%

Credicorp Securities, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2004 and 2003

The Company is exempt from the Reserve Requirement of the Securities and Exchange Commission (Rule 15c3-3) under paragraph (k)(2)(ii) of Rule 15c3-3.

ERNST & YOUNG

Ernst & Young LLP
Suite 3900
200 South Biscayne Boulevard
Miami, Florida 33131-5313

Phone: (305) 358-4111
www.ey.com

Report on Internal Controls Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Credicorp Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of Credicorp Securities, Inc. (the Company), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 21, 2005